Exhibit 99.40

DIGIHOST ANNOUNCES INTENTION TO INCREASE MINING CAPACITY THROUGH ACQUISITION OF NEW MINERS

Vancouver, BC –December 17, 2020 – Digihost Technology Inc. (“Digihost” or the “Company”) (TSXV: DGHI; OTCPK: HSSHF) is pleased to report that it plans to increase its Bitcoin mining capacity by 20% through the acquisition of new miners by the end of the first quarter of 2021.

Michel Amar, CEO commented, “This is the first step forward in our strategic plan to double our mining capacity by the end of 2021. Due to the ongoing interest and adoption of Bitcoin, Digihost is well positioned to significantly expand its Bitcoin mining operations. The Bitcoin price has reached a new milestone, crossing US$20,000 for the first time in its history, which validates our core beliefs that Bitcoin is not only an alternative store of value like gold, it’s also a very secure method of payment, the first application of blockchain technology. We are extremely optimistic regarding the growing acceptance of Bitcoin as a virtual currency as well as the upside trajectory for the price of Bitcoin. Digihost will continue to be an integral part of the Bitcoin ecosystem”.

About Digihost Technology Inc.

Digihost Technology Inc. is a growth-oriented blockchain company primarily focused on Bitcoin mining. The Company’s mining facility is located in Buffalo, N.Y., and is equipped with an 18.7MVA 115,000-kilovolt-ampere outdoor substation with an option to increase the power output to 42MVA.

For further information, please contact:

Digihost Technology Inc.

Michel Amar, Chief Executive Officer

Email: michelamar@me.com

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release includes forward-looking statements that are subject to risks and uncertainties. Forward-looking statements involve known and unknown risks, uncertainties, and other factors that could cause the actual results of Digihost and its investee companies to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. All statements contained in this news release, other than statements of historical fact, are to be considered forward-looking. Although Digihost believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking information. Digihost does not undertake to update any forward-looking information except in accordance with applicable securities laws.